Exhibit (e)(1)

Item 10. Directors and Executive Officers of the Registrant.

Directors

    The following sets forth the name, age and principal occupation of each director of Siliconix incorporated (the "Company"), his or her position with the Company and business experience during the past five years, and the year each was first elected a director of the Company.

Name	Age	Business Experience During Past Five Years
King Owyang	55	President and Chief Executive Officer of the Company (since 1998); Executive Vice President, Technology and Silicon Operations (1992-1998); director of Siliconix since 1998.
Everett Arndt	50	Operations Administrative President, North America of Vishay Intertechnology, Inc. ("Vishay"), the indirect holder of 80.4% of the Company's outstanding Common Stock (since 1998); Vice President, Controller North America of Vishay (1995-1998); Vice President and Controller of Vitramon, Incorporated (a subsidiary of Vishay since 1995) (1987-1995); director of Siliconix since 1998.
Lori Lipcaman	43	Operations Senior Vice President and Controller of Vishay (since 1998); Vice President and Controller of Vishay Europe GmbH (1996-1998); Director of European Accounting of Vishay (1991-1996); Director of Finance and Accounting of Sprague France (a subsidiary of Vishay since 1992) (1993-1996); director of Siliconix since 1998.
Michael Rosenberg	72	Independent consultant to Vishay (since 1992); also served as President and CEO of Diodes, Inc., Westlake Village, California, a manufacturer of discrete semiconductors (October 1997 to March 2000); director of Siliconix since 2000.
Mark Segall	38	Senior Vice President, Director of Investment Banking and General Counsel at Investec Ernst & Company, the United States subsidiary of Investec Bank Ltd., an international specialist bank (since 1999); partner with the law firm of Kramer Levin Naftalis & Frankel LLP, New York, New York, specializing in international mergers and acquisitions and securities matters (1991-1999); serves on the Board of Directors of Integrated Asset Management, Greg Manning Auctions, Inc., and Trident Rowan Group, Inc.; director of Siliconix since 2000.
Glyndwr Smith	62	Assistant to the CEO and Senior Vice President, Marketing Intelligence of Vishay (since 1991); director of Siliconix since 1998.
Timothy V. Talbert	54	Senior Vice President, Chief Credit Office, Lease Corporation of America (since 2001); Vice President, Chief Credit Office, Lease Corporation of America (2000-2001); Senior Vice President and Director of Asset Based Lending and Equipment Leasing, Huntington National Bank (1997-2000); prior to that, served in a variety of positions with Comerica Bank for more than 20 years; director of Siliconix since 2001.

Executive Officers

    The following sets forth the name, age, offices presently held, business experience, and principal occupation of the Company's executive officers:

Name	Office Presently Held
King Owyang	President, Chief Executive Officer
Hamza Yilmaz	Executive Vice President
Nick Bacile	Executive Vice President

    Dr. Owyang, age 55, joined the Company in January 1988 as a divisional Vice President of Research and Development. He assumed additional responsibility for Corporate Reliability and Quality Assurance in April 1990. He became Vice President, Engineering in May 1990; Executive Vice President, Technology and Silicon Operations in April 1992; and President and Chief Executive Officer in March 1998. Dr. Owyang holds B.S. and Ph.D. degrees in Physics.

    Dr. Yilmaz, age 46, joined the Company in March 1988 as Manager of Device Design and Engineering. He became World Wide Product and Test Engineering Senior Manager in July 1992; Director in June 1993; Senior Director, IC Design and Engineering and Acting Senior Director, World Wide Product and Test Engineering in October 1995; Senior Director of Engineering for the Power MOS Business Unit in July 1996; and Senior Vice President and head of the Power MOS Business Unit in August 1997. He assumed the additional post of Executive Vice President in September 2000. Dr. Yilmaz holds B.S., M.S. and Ph.D. degrees in Electrical Engineering.

    Mr. Bacile, age 53, joined the Company in May 1999 as Senior Vice President of the Siliconix Standard Products Unit. He became Executive Vice President of the Company in September 2000. Prior to joining the Company, Mr. Bacile served as Vice President of Marketing for California Micro Devices Corporation, Milpitas, California, from July 1996 to April 1999. Prior to that, he served as Vice President of Marketing and R&D at Dynacraft (a National Semiconductor Company) from June 1990 to May 1996. Mr. Bacile holds a Bachelor Degree in Electronics.

Compliance with Section 16 of the Securities Exchange Act of 1934

    Directors and executive officers are required to comply with section 16 of the Securities Exchange Act of 1934 ("Exchange Act"), which requires generally that such persons file reports on (i) Form 3 with the Securities and Exchange Commission ("SEC") within ten days of their appointment or election to such office, to disclose their initial ownership of the Company's Common Stock and (ii) Form 4 with the SEC on or before the tenth day of the month following any month in which they engage in any transaction(s) in the Company's Common Stock, to report the particulars of such transaction(s). All directors and executive officers timely filed all required reports under section 16 of the Exchange Act with respect to events and transactions that occurred in the fiscal year ended December 31, 2000.

Item 11. Executive Compensation.

    The following table shows, as to the Chief Executive Officer and each of the four other most highly compensated executive officers (collectively, the "Named Executive Officers"), information concerning compensation paid for services to the Company in all capacities during the fiscal year ended December 31, 2000, as well as the total compensation paid to each such individual for the Company's previous two fiscal years (if such person was the Chief Executive Officer or an executive officer, as the case may be, during any part of such fiscal year).

Summary Compensation Table

		Annual Compensation								Long Term Compensation
Name and Principal Position	Year	Salary			Bonus		Other Annual Compensation			LTIP Payouts	All Other Compensation(1)
King Owyang President and CEO(2)	2000 1999 1998	$ $ $	501,850 367,515 355,386	(3)	$ $ $	174,340 179,465 221,892		$167,087	(4) (4) (5)	$0 0 123,300	$ $ $	76,312 47,428 11,099
Hamza Yilmaz Executive Vice President(6)	2000 1999 1998	$ $ $	275,816 234,000 233,699		$ $ $	142,395 119,897 125,166	$ $ $	64,684 64,549 64,139	(7) (8) (9)	$0 0 66,818	$ $ $	76,312 47,428 11,099
Nick Bacile Executive Vice President(10)	2000		$220,243			$144,927		$38,514	(11)	0		$76,312
Mike Chang Executive Vice President(12)	2000 1999 1998	$ $ $	224,996 248,664 226,561		$ $ $	66,112 130,654 124,695	$ $	84,874 81,151	(4) (13) (14)	$0 0 71,060	$ $ $	1,008 47,428 10,799
Jens Meyerhoff Senior Vice President Administration and Chief Financial Officer(15)	2000 1999 1998	$ $ $	246,628 195,687 159,621		$ $ $	97,370 128,706 79,175	$ $	164,481 25,419	(16) (4) (17)	$0 0 8,287	$ $ $	76,312 47,428 10,702

(1)
The Company does not have any stock option or stock purchase plans, although options to purchase Vishay stock were issued to certain executive officers under the Vishay Intertechnology 1998 Stock Option Program. See "Options Granted During Fiscal 2000" below. All Other Compensation includes Company contributions to the individuals' respective Tax Deferred Savings Plan ("TDSP") and Profit Sharing Plan ("PSP") accounts, and payment by the Company of group term life insurance premiums on their behalf. In 2000 these amounts were—Owyang, Yilmaz, Bacile, and Meyerhoff: TDSP, $5,100; PSP, $70,204; insurance, $1,008; Chang: TDSP, $0; PSP, $0; insurance, $1,008.

(2)
Dr. Owyang became President and Chief Executive Officer in March 1998. Prior to that he served as Executive Vice President.

(3)
This amount includes $108,626 of compensation for accrued but unused vacation time.

(4)
Other Annual Compensation includes amounts paid for car allowances and for reimbursement of medical expenses. In these cases, the amounts totaled less than the lesser of (i) 10% of each officer's salary plus bonus for the year or (ii) $50,000.

(5)
This amount includes $150,000 of forgiven loans for the purchase of a personal residence and other personal expenses.

(6)
Dr. Yilmaz became Executive Vice President in September 2000. Prior to that he served as Senior Vice President and head of the Power MOS Business Unit.

(7)
This amount includes $46,600 of forgiven principal and interest on a loan for personal expenses.

(8)
This amount includes $49,101 of forgiven principal and interest on a loan for personal expenses.

(9)
This amount includes $40,000 of forgiven principal on a loan for personal expenses.

(10)
Mr. Bacile became Executive Vice President in September 2000. Prior to that he served as Senior Vice President of the Standard Products Unit.

(11)
This amount includes $12,647 for a car allowance, $10,867 for reimbursement of medical expenses, and $15,000 for employee referral bonuses.

(12)
Dr. Chang became Executive Vice President in October 1998. Prior to that he served as Senior Director, Worldwide Fab Operations. He left the Company in September 2000.

(13)
This amount includes $65,754 of forgiven principal and interest on a loan for the purchase of a personal residence.

(14)
This amount includes $50,000 of a forgiven loan for the purchase of a personal residence.

(15)
Mr. Meyerhoff became Senior Vice President Administration and Chief Financial Officer in September 1998. Prior to that he served as Senior Director and Corporate Controller. He left the Company in June 2000.

(16)
This amount includes a severance payment of $156,730.

(17)
This amount includes $15,000 of a forgiven loan.

Options Granted During Fiscal 2000

    The following table summarizes the grants of options to purchase Vishay's Common Stock made by Vishay under the Vishay Intertechnology 1998 Stock Option Program to the Named Executive Officers in the fiscal year ended December 31, 2000.

		Percent of Total Options Granted to Siliconix Employees in Fiscal Year					Potential Realizable Value after Ten Years Assuming Annual Appreciation of Vishay Stock Price of
Name	Number of Options Granted
				Exercise Price		Expiration Date	5%		10%
King Owyang	12,000 50,000	5.0 21.0	% %	$ $	25.13 30.00	10/12/10 08/04/10	$ $	189,649 943,342	$ $	480,609 2,390,614
Hamza Yilmaz	26,000	10.9%			$25.13	10/12/10		$410,907		$1,041,319
Nick Bacile	26,000	10.9%			$25.13	10/12/10		$410,907		$1,041,319
Mike Chang	0	—			—	—		—		—
Jens Meyerhoff	0	—			—	—		—		—

Option Exercises in Fiscal 2000 and Fiscal 2000 Year-End Values

    The following table shows, as to the Named Executive Officers, information concerning value realized from the exercise of options to purchase Vishay's Common Stock during the fiscal year ended December 31, 2000 and the number and value of the stock options held by those persons at December 31, 2000.

Name	Shares Acquired on Exercise	Value Realized	Number of Unexercised Exercisable Options	Number of Unexercised Unexercisable Options	Value of Unexercised Exercisable In-the-Money Options	Value of Unexercised Unexercisable In-the-Money Options
King Owyang	0	—	10,500	92,000	$71,475	$142,950
Hamza Yilmaz	1,875	$34,813	3,375	41,000	$17,869	$71,745
Nick Bacile	0	—	1,500	31,500	None	None
Mike Chang	1,875	$42,234	0	0	—	—
Jens Meyerhoff	5,250	$130,977	0	0	—	—

Directors' Compensation

    During 2000, each director not employed by Siliconix or Vishay received a fee of $2,500 for each meeting attended of both the full Board and each Board committee on which he served. The Company reimburses such directors for the expenses incurred by them in attending Board and committee meetings.

Termination of Employment Arrangement

    In June 2000, Jens Meyerhoff resigned as Senior Vice President Administration and Chief Financial Officer of the Company. Under his departure agreement with the Company, Mr. Meyerhoff remained on the Company's payroll until the end of the year and received a severance payment of $156,730 in 2001.

Compensation Committee Interlocks and Insider Participation

    The Compensation Committee of the Board of Directors consists of Everett Arndt, Michael Rosenberg, and Mark Segall. All three members of the Committee are non-employee directors.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

    The following table shows the amount of Common Stock of the Company beneficially owned, as of March 31, 2001, by the only person who to the knowledge of the Company is the beneficial owner of more than 5% of the outstanding Common Stock of the Company. Such person has sole investment and voting power with respect to the shares shown.

Name and Address of Beneficial Owner	Amount Beneficially Owned	Percent of Class
Vishay TEMIC Semiconductor Acquisition Holdings Corp. 54 Lincoln Highway Malvern, PA 19355	24,030,000	80.4%

    The following table shows the number and percentage of shares of Common Stock beneficially owned, as of March 31, 2001, by (i) each current director and nominee for director, (ii) each executive officer named in the compensation table in Item 11 above, and (iii) all directors and executive officers as a group. Each person has sole investment and voting power with respect to the shares shown.

Name of Beneficial Owner	Amount Beneficially Owned	Percent of Class
Everett Arndt	0	0
Nick Bacile	45	*
Mike Chang	0	0
Lori Lipcaman	0	0
Jens Meyerhoff	0	0
King Owyang	13,761	*
Michael Rosenberg	0	0
Mark Segall	0	0
Glyndwr Smith	0	0
Timothy V. Talbert	0	0
Hamza Yilmaz	264	*
All directors, nominees and executive officers as a group (11 persons)	14,070	*

*Less than 1%.

Item 13. Certain Relationships and Related Transactions.

    Effective May 1998, the Company signed a Revolving Intercompany Promissory Note payable to Vishay establishing a $35,000,000 revolving credit facility. Under the Note, the Company may borrow up to $35,000,000 from time to time from Vishay for general corporate purposes. Amounts borrowed bear interest at a floating rate equal to Vishay's cost of funds. The maximum amount outstanding under this Note was $14,300,000, which amount was paid in full in 1999. There is currently no amount outstanding under the Note.

    Effective December 1999, Vishay signed a Revolving Intercompany Promissory Note payable to the Company establishing a $75,000,000 revolving credit facility. Under the Note, Vishay may borrow up to $75,000,000 from time to time from the Company for general corporate purposes. Amounts borrowed bear interest at a floating rate equal to Vishay's cost of funds, which is a higher rate than the Company can obtain from traditional short-term investments. The maximum amount outstanding under this Note was $37,000,000, which amount was paid in full in 2000.

    Dr. Mike Chang, former Executive Vice President, is indebted to the Company in the amount of $200,000, which was loaned to Dr. Chang to assist him in the purchase of a home. The loan bears interest at the rate of 5.5% per annum and is due on December 1, 2003. Interest payments are due annually. The maximum amount of this indebtedness since January 1, 2000 was $200,000. Dr. Chang left the Company in September 2000.

    Dr. Hamza Yilmaz, Executive Vice President, is indebted to the Company in the amount of $80,000, which was loaned to Dr. Yilmaz for personal expenses. The loan bears interest at the rate of 5.5% per annum and will be forgiven at the rate of $40,000 per year in the years 2001-2002, provided that Dr. Yilmaz remains employed by the Company during that period. The maximum amount of this indebtedness since January 1, 2000 was $120,000, of which $40,000 was forgiven in 2000. Interest on this loan was also forgiven in 2000.

    In April 2000, the Company received a letter from an attorney on behalf of a stockholder alleging that Dr. King Owyang, President and CEO of the Company, had improperly profited from purchases of the Company's stock he made in November and December 1999, prior to the announcement in December 1999 of the Company's three-for-one stock split that became effective in February 2000. The letter further demanded that the Company recover these profits from Dr. Owyang. Dr. Owyang denied that his purchases were in any way improper, but in the interest of ending any controversy, he agreed to reach a settlement of these claims with the Company, with no admission of any liability. Dr. Owyang agreed to pay to the Company approximately $48,000 in each of December 2000 and February 2001, and these amounts have been paid in full.

Note 2 to Audited Consolidated Financial Statements of the Company

Note 2—Related Party Transactions

    As of March 2, 1998 the Company became a majority owned subsidiary of Vishay. During 2000 and 1999, Vishay maintained the same sales structure as under Daimler-Benz. The aim of the Vishay sales structure is to unify the activities of the member companies to provide efficiencies by eliminating the duplications of many functions and to bring greater value to end customers by allowing them to deal with one entity for their semiconductor purchasing needs. In order to achieve these goals, the following sales companies were established: TEMIC North America, Vishay Americas Inc., Vishay Asia Pacific and TEMIC Germany. These companies were established to fulfill all sales responsibilities for Vishay within their respective regions. Vishay Americas Inc., a wholly owned subsidiary of Vishay, started its business on May 1, 1999, replacing TEMIC North America, a wholly owned subsidiary of Siliconix incorporated; Vishay Asia Pacific is a division of Vishay Asia Pte. Ltd. ("VAPL"), then a wholly owned subsidiary of the Company; and TEMIC Germany is a division of Vishay Semiconductors. VAPL was sold to Vishay Intertechnology Pte Ltd. ("VIAPL"), a wholly owned subsidiary of Vishay, in May of 1999. The sales companies function as agents of the manufacturing companies, namely Siliconix incorporated and all other Vishay entities, through commission arrangements at a fixed percentage of sales. Under these agreements, the sales companies perform all sales functions under their legal names; however, the sales companies function only in an agency role and the ownership of all sales, receivables, inventory, and risk of loss remains with the manufacturing companies.

    The Company and these affiliates entered into several significant transactions and agreements, which are disclosed elsewhere in these consolidated financial statements and related notes. In addition, the following are other transactions between the Company and its affiliates during 2000, 1999, and 1998.

    Under the Vishay sales structure, 2000 and 1999 commissions received by the Company pertaining to the sale of affiliate products in the North America and Asia Pacific regions were $0 and $2,866,000, respectively. Commissions paid by the Company in 2000 and 1999 for the North America, Europe, and Asia Pacific regions were $20,037,000 and $12,819,000, respectively. These commission amounts are included in selling, marketing, and administrative expenses in the accompanying statements of operations.

    Prior to the acquisition by Vishay, the Company participated in a cash concentration system established by Daimler-Benz North America ("DBNA"), an affiliated company, whereby cash was pooled and invested on a short-term basis with Daimler-Benz Capital Incorporated ("DBCI"), an affiliate of DBNA, to obtain a higher rate of return. Interest rates on the investment were based on the one month LIBOR. Interest income earned in 1998 totaled $28,000. The interest income amount is included in other expense, net in the accompanying statements of operations. The cash concentration system was terminated in March 1998 subsequent to the acquisition of the Company by Vishay.

    In 1998, the Company paid $847,000 for research and development costs to Daimler-Benz. These amounts are included in research and development expenses in the accompanying statement of operations.

    During 2000, 1999 and 1998, a related party in Itzehoe, Germany ("FHG") was engaged to provide subcontract services to the Company. The fees for these services were $22,734,000, 24,206,000 and $35,219,000, respectively. The company paid operating costs associated with the startup for the Itzehoe facility of $1,540,000 for 1998. These subcontract fees and operating costs are included in cost of sales in the accompanying statements of operations. The Company is committed to pay for operating costs, regardless of the extent of actual manufacturing output, until December 31, 2007. As of December 31, 2000, the Company was not required to make any payment to support FHG's operating expenses.

    The Company has entered into certain arrangements with related parties whereby the Company or the related party paid certain selling and administrative expenses on behalf of the other company. These expenses were then billed back to the appropriate party on a periodic basis. During 2000, 1999 and 1998 the Company was reimbursed by related parties for $8,241,000, $7,465,000, and $7,948,000, respectively, for selling and administrative expenses incurred by the Company on their behalf. During the same periods, the Company reimbursed related parties $2,226,000, $2,782,000, and $2,293,000, respectively, for selling and administrative expenses incurred by related parties on the Company's behalf. These selling and administrative amounts are included in selling, marketing, and administrative expenses in the accompanying statements of operations. During 1998, a majority of these related party arrangements were terminated in connection with the acquisition by Vishay. Subsequent to the acquisition, management fee arrangements have been entered into by the Company and related parties to cover occupancy and administrative costs. During 2000, 1999, and 1998, management fees received by the Company were $0, $942,000, and $565,000, respectively, and fees paid by the Company were $1,839,000, $1,885,000, and $1,389,000, respectively.

    Product sales to unconsolidated affiliates were $328,000, $464,000, and $1,369,000 during 2000, 1999, and 1998, respectively. These amounts are included in net sales in the accompanying statement of operations.

    Long-term debt in 1998 includes two related party promissory notes aggregating $50,570,000 from Vishay. The promissory notes were fully repaid in 1999. Interest expense for this debt for 1999 and 1998 was $1,555,000 and $2,425,000, respectively. Until the acquisition, 1998 long-term debt included a note of $34,570,000 with DBCI which was assigned to Vishay as part of the acquisition. Interest expense related to this debt with DBCI in 1998 was $340,000. These amounts are included in interest expense in the accompanying statement of operations.

    Note receivable from affiliate includes a related party promissory note for $31,000,000 from Vishay, issued at the end of December 1999. As the note was granted at year-end, the Company did not record interest income for this loan in 1999. The Company invested an additional $6.0 million in the first quarter of 2000 with Vishay. This investment was made to provide the Company with short-term interest income on its excess cash balances. The investment with Vishay was in the form of a note receivable bearing an interest rate of 7.5% and was callable by the Company at any time. This rate compared favorably to other investment vehicles that offered similar terms and conditions. As of the end of December 2000, the related party promissory note of $37,000,000, together with the interest thereon, were fully paid.

Note 10 to Audited Consolidated Financial Statements of the Company

Note 10—Employee Stock Plan

    From 1973 through the fourth quarter of 1990, the Company's Board of Directors authorized the sale of restricted common stock to certain key employees and directors for initial payments below market values. Vested shares are subject to the Company's lifetime right of first refusal to purchase the shares. In the event the Company declines to purchase the shares, a fixed amount of $1.02 (the "delta") determined by the Company's plan of reorganization is paid to the Company. Fully vested shares outstanding under this plan at a delta of $1.02 per share at December 31, 2000, 1999, and 1998 were 171,549, 179,577, and 196,077, respectively. There were no shares issued under this plan during 2000, 1999, and 1998. The number of vested shares exercised by employees during 2000, 1999, and 1998 were 8,028, 16,500, and 53,037, respectively, resulting in payments of $8,189, $16,830, and $54,098, respectively, to the Company which are included in additional paid-in-capital. During 2000, 1999, and 1998, no vested shares were sold to the Company.

Risk Factors

    The Company has in the past, and may in the future, make forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements might be expressed by using words such as "estimates," "assumes," "expects," and "anticipates," and are subject to risks and uncertainties, many of which are beyond the Company's control, that could cause actual results to differ materially from those predicted. Such risks and uncertainties include, but are not limited to, the following:

Technological Change and Competition

    The markets for the Company's products and technologies are characterized by rapidly changing technology, frequent new product introductions, and declining average selling prices over product life cycles. The Company's future success is highly dependent upon the timely completion and introduction of new products and technologies at competitive prices and performance levels, and upon having those products selected for design into products of leading manufacturers. In addition, the Company must respond to competitors in the Company's markets. If the Company is not able to make timely introduction of new products and technologies, or to respond effectively to competition, its business and operating results could be adversely affected.

Variable Demand

    The semiconductor industry has historically been highly cyclical and has been subject to significant downturns characterized by diminished product demand. Reduced demand for the Company's products or capacity could have an adverse effect on the Company's business and operating results.

Political and Economic Considerations

    In recent years, a large and increasing portion of the Company's net sales, operating profits, manufacturing production, and growth have come from its international operations. As a result, the Company's business activities and its results could be significantly affected by the policies of foreign governments and prevailing political, social, and economic conditions.

Dependence on Key Suppliers

    The Company uses numerous suppliers to supply raw materials for the manufacture and support of its products. Although the Company makes reasonable efforts to ensure that materials are available from multiple suppliers, this is not always possible. Accordingly, certain key materials are obtained from a single supplier or a limited group of suppliers. These suppliers are, in some cases, thinly capitalized, independent companies that generate significant portions of their business from the Company and/or a small group of other companies in the semiconductor industry. The Company has sought and will continue to seek to minimize the risk of production and service interruptions and/or shortages of key materials by: 1) selecting and qualifying alternative suppliers for key materials; 2) monitoring the financial stability of key suppliers; and 3) maintaining appropriate inventories of key materials. There can be no assurance that the Company's results of operations will not be materially and adversely affected if, in the future, the Company does not receive sufficient materials to meet its requirement in a timely and cost-effective manner.

Intellectual Property Matters

    The semiconductor industry is characterized by litigation regarding patent and other intellectual property rights. The Company has on occasion been notified that it may be infringing patent and other intellectual property rights of others. In addition, customers purchasing components from the Company have rights to indemnification under certain circumstances if such components violate the intellectual property rights of others. Although licenses are generally offered in such situations and the Company has successfully resolved these situations in the past, there can be no assurance that the Company will not be subject to future litigation alleging intellectual property rights infringement, or that the Company will be able to obtain licenses on acceptable terms. An unfavorable outcome regarding one of these matters could have an adverse effect on the Company's business and operating results.

Euro Conversion

    On January 1, 1999, 11 of the 15 member countries of the European Union adopted the euro as their common legal currency and established fixed conversion rates between their existing sovereign currencies and the euro. The Company has not experienced any problems by the introduction and initial implementation of the euro on January 1, 1999. The Company does not expect the costs of any system modifications that might be required due to the introduction of the euro to be material, nor does it expect the introduction and use of the euro to have a material adverse effect on its financial condition or results of operations. The Company will continue to evaluate the impact of the euro introduction.

Interest and Currency Rate Exposure

    In the normal course of business, the financial position of the Company is routinely subjected to a variety of risks, including market risks associated with interest rate movements, currency rate movements on non-U.S. dollar denominated assets and liabilities, and collectibility of accounts receivable. Due to the short-term nature and insignificant amount of the Company's investment portfolio, an immediate 10 percent increase in interest rates is not expected to have a material effect on the Company's near-term financial condition or results of operations. Forward exchange contracts are purchased to hedge a portion of, but not all, existing firm commitments and foreign currency denominated transactions. Gains and losses on these contracts are recognized in the consolidated financial statements at the time the related transactions being hedged are recognized. Because the effect of movements in currency exchange rates on forward exchange contracts generally offset the related effect on the underlying items being hedged, these financial instruments are not expected to subject the Company to risks that would otherwise result from changes in currency exchange rates. The Company does not use derivative financial instruments for trading or speculative purposes. Net foreign currency gains and losses did not have a material effect on the Company's results of operations for fiscal 2000, 1999 or 1998.